SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: December 10, 2007
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes 20-F ☐                     No 40-F ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations Tel. +41-44-234 85 00

www.ubs.com

10 December 2007
Media release
UBS strengthens capital base and adjusts valuations
UBS has introduced measures to substantially strengthen its capital position, adding CHF 19.4 billion of BIS Tier 1 capital. These include an issue of CHF 13 billion of new capital. This has been placed with two strategic investors: Government of Singapore Investment Corporation Pte. Ltd. (GIC), with CHF 11 billion, and an undisclosed strategic investor in the Middle East with CHF 2 billion.
At the same time, UBS has revised key input parameters of the models that are used to estimate lifetime default and resulting losses for sub-prime mortgage pools. As a result of these revisions, UBS will write down its US sub-prime holdings by approximately a further USD 10 billion.
After these actions, UBS projects a strong BIS Tier 1 ratio of above 12%.
Zurich/Basel, 10 December 2007 — UBS revises its outlook for its fourth quarter 2007 from an overall Group profit, as anticipated in its announcement of 30 October 2007, to a loss. It is now possible that UBS will record a net loss attributable to shareholders for the full year 2007.
In response to continued deterioration in the US sub-prime mortgage securities market, partly driven by increased homeowner delinquencies but mainly fuelled by worsening market expectations of future developments, UBS has revised the assumptions and inputs used to value US sub-prime mortgage related positions. This will result in further writedowns of around USD 10 billion, primarily on CDO and “super senior”1 holdings. In light of continued deterioration in the sub-prime market, valuations of UBS’s remaining sub-prime positions reflect the extreme loss projections implied by the prices achieved in the very limited number of observable market transactions in US sub-prime related securities and indices up to the end of November.
As the basis for its wealth and asset management business, UBS wishes to maintain a very strong capital base under all circumstances. Growth in net new money continues, with inflows in Global Wealth Management & Business Banking totalling about CHF 30 billion in October and November. It will therefore strengthen its capital position by issuing new capital in transactions with strategic investors, by selling treasury shares, and by replacing its 2007 cash dividend with a stock dividend.

[1]	“Super senior” means AAA-rated tranches of CDOs that generally have priority over other AAA tranches of the same issue in the event of default

Media Relations 10 December 2007 Page 2 of 3
Strategic investors subscribe to issue of CHF 13 billion of new capital
UBS has reached agreements with two strategic investors — GIC and one other — to subscribe to an issue of CHF 13 billion of mandatory convertible notes. This is subject to the approval of UBS shareholders at an extraordinary general meeting (EGM) which will take place in mid-February 2008. GIC has committed to subscribe to CHF 11 billion and the other investor to CHF 2 billion. The notes will pay a coupon of 9% until conversion into ordinary shares, which must take place on or before a date approximately two years after issuance. The proceeds of the issue will count as Tier 1 capital for BIS capital adequacy purposes after EGM approval.
Sale of treasury shares
The Board of Directors of UBS has further approved the re-sale of 36.4 million treasury shares previously intended to be cancelled. UBS has received indications of interest in a share issue, is considering these and will place these shares over time. This will increase BIS Tier 1 capital by approximately CHF 2 billion.
Proposed replacement of 2007 cash dividend by stock dividend
The Board of Directors proposes to replace the 2007 cash dividend with a stock dividend, i.e. a bonus issue of new shares. This will boost Tier 1 capital by CHF 4.4 billion, of which approximately CHF 3.3 billion is a reversal of accrued dividend for the first nine months of the year and the balance is dividend that will now not accrue. This is subject to EGM approval.
Strong capital position to support client businesses
In total, these three actions, when completed and approved, will strengthen UBS’s regulatory Tier 1 capital by approximately CHF 19.4 billion. After completion, and taking into account the expected fourth quarter loss, the firm’s BIS Tier 1 capital ratio will improve to above 12% from 10.6% at 30 September 2007.
Commenting on these announcements, Marcel Ospel, Chairman, UBS said: “Our losses in the US mortgage securities market are substantial but could have been absorbed by our earnings and capital base. Nevertheless, it is important to always maintain a notably strong capital position to support the continued growth of our wealth management business, which is the largest generator of value to UBS shareholders.
We are delighted to welcome these new long-term strategic investors to UBS. Singapore is already an important hub for the wealth management industry in general, and for UBS in particular, and we look forward to a fruitful partnership in the years to come.
In future, we will make certain that our investment banking operations grow by concentrating on serving the needs of institutional and corporate clients, and on maximising synergies with wealth and asset management.”

Media Relations 10 December 2007 Page 3 of 3
Marcel Rohner, Group Chief Executive Officer, UBS, said: “Conditions in the US mortgage and housing markets have continued to deteriorate, and we have updated our loss assumptions to the levels implied by the current distressed market for mortgage securities. In the last several months, continued speculation about the ultimate value of our sub-prime holdings — which remains unknowable — has been distracting. In our judgement these writedowns will create maximum clarity on this issue and will have the effect of substantially eliminating speculation. Together with the strengthening of our capital base this will allow us to concentrate on sustaining and developing our client businesses.
The combination of wealth management, asset management and investment banking in one integrated business remains the best model to grow our share of client business in each of these areas, and to capture both cost and revenue synergies. But in the future, investment banking growth initiatives will be expected to earn an appropriate risk-adjusted return on capital over an entire cycle, as well as being synergistic with the rest of UBS. To ensure this happens, we will continue to implement measures to reposition the Investment Bank in line with UBS Group strategy.
Losses in sub-prime are very disappointing but come at a time when most of our businesses are generating close to record levels of profit. I am confident that, after these writedowns and with a strong balance sheet, we are well positioned for growth and profitability.”
Information on GIC
GIC is a global investment management company established in 1981 to manage Singapore’s foreign reserves. With a network of eight offices in key financial capitals around the world, GIC manages a broad diversified portfolio across countries and asset classes that includes equities, fixed income, foreign exchange, commodities, money markets, alternative investments, private equity, real estate and infrastructure investments.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: December 10, 2007